AB* 3/30

09059188

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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SEC FILE NUMBER
8 - 48790

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2008** AND ENDING **DECEMBER 31, 2008**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **OFFICIAL USE ONLY**

BRISTOL INVESTMENT GROUP, INC. **FIRM ID. NO.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

110 EAST 59TH STREET – 29TH FLOOR

(City)	(State)	(Zip Code)
NEW YORK,	NEW YORK	10022

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ALAN P. DONENFELD, President (212) 593 - 3157

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP

132 Nassau Street, Suite 1023 New York NY 10038

X Certified Public Accountant

SEC Mail Processing Section
MAR 02 2009
Washington, DC
111

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e) (2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

3/27/09
80

OATH OR AFFIRMATION

I, ***ALAN P. DONENFELD,*** swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of
BRISTOL INVESTMENT GROUP, INC., as of DECEMBER 31, 2008,
are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X ______________________
Signature

President
____
Title

X ______________________
Notary Public

CARLTON R. ASHER, JR.
Notary Public, State of New York
No. 41-4980843
Qualified in New York County
Commission Expires April 29, ~~1999~~ 2001

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

I, ***ALAN P. DONENFELD,*** swear that to the best of my knowledge and belief, the accompanying financial statements and supporting schedule(s) pertaining to the Firm of ***BRISTOL INVESTMENT GROUP, INC.,*** as of ***DECEMBER 31, 2008***, are true and correct. I further swear that neither the Company nor any partner, proprietor, principal officer, director or member has any proprietary interest in any account classified solely as that of customer, except as follows:

No Exceptions

(Signature)

President

(Title)

(Notary Public)

CARLTON R. ASHER, JR.
Notary Public, State of New York
No. 41-4980843
Qualified in New York County
Commission Expires April 29, 2014

BRISTOL INVESTMENT GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS	
Cash	$ 17,978
Property and equipment - net of accumulated depreciation of $7,414. (Note 3)	3,664
Other assets	10,860
Total assets	$ 32,502
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Accounts payable and accrued expenses	$ 163
Total liabilities	163
Commitments and Contingencies (Note 4)	
Stockholder's equity (Note 6)	
Common stock, no par value; 200 shares authorized, 100 shares issued and outstanding	100
Additional paid-in capital	301,703
Retained (deficit)	(269,464)
Total stockholder's equity	32,339
Total liabilities and stockholder's equity	$ 32,502

The accompanying notes are an integral part of these statements.

BRISTOL INVESTMENT GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

Note 1- Nature of Business

Bristol Investment Group, Inc. (The "Company"), is incorporated in the state of New York. The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission ("SEC"). The Company is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company operates under the provisions of Paragraph (k) (2) (i) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. The Company does not handle the cash or securities of its customers.

The Company acts as agent in the private placements of securities and provides consulting services.

Note 2- Going Concern

The Company did not generate sufficient operating cash to cover current obligations during 2008, and has incurred significant losses since inception. The Company's stockholder has pledged its financial support to the Company to enable it to continue as a going concern, which includes the maintenance of required levels of capital.

Note 3- Summary of Significant Accounting Policies

a) ***Revenue Recognition***
Private placement fees and consulting fees are recorded at the time the private placement or service is completed.

b) ***Income Taxes***
The Company accounts for income taxes under SFAS No. 109, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets if it is more likely than not that such assets will not be realized.

c) ***Cash***
The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on its cash.

d) ***Use of Estimates***
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

Note 3- Summary of Significant Accounting Policies

e) ***Equipment***
Equipment is carried at cost and is depreciated over a useful life of 5-7 years using the straight line-method.

Note 4- Related Party

Subsequent to the year end, the Company's sole stockholder has personally leased the space occupied by the Company and has indicated that he will not charge the Company for the use of the premises.

Note 5- Income Taxes

At December 31, 2008, the Company had a net operating loss carryforward of approximately $467,000 for income tax purposes. This carryforward will expire from 2022. Since it is doubtful that such carryforward will be utilized in the near term, a valuation allowance of $70,000 has been established to offset the deferred tax asset arising from this carryforward. Therefore, no deferred tax assets have been recorded on the accompanying statement of financial condition.

Note 6- Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2008, the Company had net capital of $17,815 which was $12,815 in excess of the required net capital of $5,000.

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Officers and Directors of
Bristol Investment Group, Inc.
110 East 59th Street
New York, NY 10112

We have audited the accompanying statement of financial condition of Bristol Investment Group, Inc. as of December 31, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Bristol Investment Group, Inc. as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Lerner & Sipkin CPAs LLP
Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 12, 2009